August 3, 2018

Via EDGAR and E-mail

Ellie Quarles,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Corporación Andina de Fomento
Amendment No. 1 to Registration Statement under Schedule B
Filed July 24, 2018
File No. 333-225593

Dear Ms. Quarles:

This letter provides the response of Corporación Andina de Fomento (“CAF”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 31, 2018 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by CAF on June 13, 2018 (File No. 333-225593) and the Pre-Effective Amendment No. 1 to the Registration Statement, filed by CAF on July 24, 2018. In connection with this response to the Comment Letter, CAF today filed Pre-Effective Amendment No. 2 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Pre-Effective Amendment No. 1 as filed on July 24, 2018.

For your convenience, the Staff’s comment has been repeated below in its entirety, with CAF’s response set out immediately underneath. The page reference in the Staff’s comment refers to the page number in the Registration Statement under Schedule B filed by CAF on June 13, 2018; the page number in CAF’s response refers to the page number in the Amended Registration Statement.

Ms. Ellie Quarles	-2-

Registration Statement under Schedule B

Recent Developments Relating to Sanctions, page 14

1.

We note your response to comment 2 in our letter dated July 2, 2018. Please include a similar statement in the registration statement concerning any material risk that U.S. investors in CAF’s debt securities could be regarded as indirectly purchasing prohibited securities for purposes of current U.S. sanctions with respect to loans extended to the Government of Venezuela.

R:	The Amended Registration Statement has been revised on page 15 in response to the Staff’s comment.

* * * * *

On behalf of CAF, we thank you and the Staff for your assistance to date in connection with the review of CAF’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo

Robert S. Risoleo

(Enclosures)

cc:	Elizabeth Freed
(Corporación Andina de Fomento)

Paul J. McElroy
(Sullivan & Cromwell LLP)